SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Corporate Tax ID (CNPJ) Nº 00.108.786/0001-65
NIRE Nº 35.300.177.240
PUBLICLY-HELD COMPANY
Rua Verbo Divino nº 1.356 - 1°a. , São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“the Company”), a publicly held company, with its headquarters located in the City and State of São Paulo, at Rua Verbo Divino n° 1,356, 1st floor, Chácara Santo Antônio, enrolled with the CNPJ/MF under n° 00.108.786/0001-65, hereby informs the public of the following relevant notice:

The Board of Directors of the Company has held a meeting on this date to deliberate, among other issues, on the process of financial re-equation of the Company and on the creation of a pledge on certain assets to be offered as security by the Company’s subsidiaries, as widely disclosed in prior relevant notices.

The Board of Directors became aware of several multilateral negotiations involving a large number of parties, which fact has delayed completion of the Company’s financial re-equation, thus preventing the issue to be resolved at the General Meeting of Shareholders of October 28, 2002, and also resulting in the cancellation of the debentures holders’ general meetings.

Considering the material changes in the conditions of the financial and foreign exchange markets, as from the moment that the financial re-equation of the Company’s debt was defined, the Board of Directors has recognized the need of the Company to proceed with the negotiations, seeking the proper completion of the process, while keeping the original goals.

Finally, the Board of Directors recommended to the Company’s shareholders that they await the conclusion of such negotiations before deliberating on the amendments to the 2nd and 3rd issuances of public debentures. The Board of Directors will call in due course the competent shareholders meeting to discuss the matter.

São Paulo, October 29th, 2002.

Leonardo P. Gomes Pereira
Investor Relations and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Investor Relations and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.